UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported):	August 20, 2024 (August 20, 2024)

Sky Quarry Inc.

(Exact name of registrant as specified in its charter)

Delaware	84-1803091
(State or other	(I.R.S. Employer
jurisdiction of incorporation)	Identification No.)

707 W. 700 S, Suite 101

Woods Cross, UT 84087

(Address of principal executive offices) (zip code)

(424) 394-1090

(Registrant’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

On August 20, 2024, the Company’s board of directors approved the appointment of Darryl Delwo to serve as the Company’s Chief Financial Officer (CFO).  Prior to being appointed to serve as the Company’s CFO, Mr. Delwo served as the Company’s VP Finance since July 1, 2020. Prior to joining the Company, from 2018 to 2020, Mr. Delwo served as CFO of Noralta Technologies Inc., a SaaS based monitoring firm primarily servicing the oil & gas market. From March 2016 to July 2018, Mr. Delwo was the consulting finance leader providing strategic financial and operational turnaround initiatives including to Trilogy Net, Fratello Group of Companies, and Planit Builders. From October 2014 to March 2016, Mr. Delwo was Controller and Acting CFO for the start-up company Sulvaris Inc. where he was instrumental in securing the venture funding round used to recommence the micronized sulfur fertilizer manufacturing facility. Since 2020, Mr. Delwo has served as a director and the treasurer for The Children's Foundation Care International, a non-profit organization in support of transforming children’s lives at Casa Hogar Los Angelitos in Manzanillo, Mexico.  Mr. Delwo is licensed as both a CPA and CMA in Canada and earned a Bachelor of Commerce, Accounting Major from Athabasca University and a controllership certification from CPA Canada.

Exhibits - None.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sky Quarry Inc.

Dated: August 20, 2024	By:	/s/ David Sealock
	Name:	David Sealock
	Title:	Chief Executive Officer